06006341

UNITED STATES
TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
209

SEC FILE NUMBER
8-~~600-27337~~ 46310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 AND ENDING 12/31/2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SUMMIT BROKERAGE SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

980 N. FEDERAL HWY STE 310
(No. and Street)

BOCA RATON FLORIDA 33432
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEVEN C. JACOBS - 561-338-2761
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MOORE STEPHENS LOVELACE, P.A.
(Name – *if individual, state last, first, middle name*)

1201 S. ORLANDO AVE, STE 400, WINTER PARK FL 32789-7192
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/12/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEVEN C. JACOBS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SUMMIT BROKERAGE SERVICES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA L OCONNOR
MY COMMISSION # DD475868
EXPIRES: Oct. 13, 2009

Signature

Executive Vice President and Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT BROKERAGE SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

Year Ended December 31, 2005

CONTENTS

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

We have audited the accompanying consolidated statement of financial condition of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") as of December 31, 2005, and the related consolidated statements of income and loss, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Summit Brokerage Services, Inc. and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 10, 2006

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2005

ASSETS	
Cash and cash equivalents	$ 3,436,459
Deposit held at clearing broker	25,849
Commissions receivable	618,958
Other receivables	258,818
Securities owned, at fair value	10,554
Prepaid expenses	292,430
Property and equipment, net	65,818
Goodwill	500,714
Customer list, net	539,726
Total assets	$ 5,749,326
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 1,226,818
Accrued commissions expense	946,430
Note payable, net	611,287
Total liabilities	2,784,535
Commitments and contingencies	
Stockholder's equity	
Common stock, par value $0.0001 per share; authorized 60,000,000 shares; 1 issued and outstanding	-
Additional paid-in capital	9,518,816
Unearned stock based compensation	(218,654)
Accumulated deficit	(6,335,371)
Total stockholder's equity	2,964,791
Total liabilities and stockholder's equity	$ 5,749,326

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income and Loss

For The Year Ended December 31, 2005

Revenues	
Commissions	$ 21,053,560
Interest and dividends	799,472
Other	290,086
	22,143,118
Expenses	
Commissions and clearing costs	16,871,542
Employee compensation and benefits	2,979,547
Occupancy and equipment	453,058
Communications	338,811
Professional expenses	1,190,804
Depreciation and amortization	200,057
Loss on disposition of assets	355
Other operating expenses	294,324
	22,328,498
Net loss before income taxes	(185,380)
Provision for income taxes	-
Net loss	$ (185,380)

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholder's Equity

For The Year Ended December 31, 2005

	Preferred Stock		Common Stock						
	Number of Shares Outstanding	Par Value	Number of Shares Outstanding	Par Value	Additional Paid-In Capital	Unearned Stock Compen-sation	Treasury Stock	Accumulated Deficit	Total Stock-Holder Equity
Balances, December 31, 2004	-		1	$ -	$ 8,906,390	$ (491,420)	$ -	$ (6,149,991)	$ 2,264,979
Contribution from parent - issuance of common stock for services – non employees	-				5,144				5,144
Contribution from parent - options issued	-				135,396	(135,396)			-
Effect of current year earned stock amortization – net	-				(153,114)	408,162			255,048
Contribution from parent	-				625,000				625,000
Net loss	-							(185,380)	(185,380)
Balances, December 31, 2005	-	-	1	$ -	9,518,816	$ (218,654)	$ -	$ (6,335,371)	$ 2,964,791

The accompanying notes are an integral part of the financial statements.

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For The Year Ended December 31, 2005

Cash flows from operating activities	
Net loss	$ (185,380)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	20,155
Stock-based compensation and consulting	260,192
Loss on disposition of assets	355
Amortization and imputed interest	215,525
Changes in:	
Deposit held at clearing broker	50,311
Commissions receivable	(339,969)
Other receivables	(95,170)
Prepaid expenses	(22,225)
Securities owned	(7,494)
Accounts payable and accrued expenses	337,352
Accrued commissions expense	22,198
Net cash provided by operating activities	255,850
Cash flows from investing activities	
Purchase of property and equipment	(32,394)
Proceeds from disposition of assets	1,000
Net cash used in investing activities	(31,394)
Cash flows from financing activities	
Receipt of contribution from parent	625,000
Payments on debt obligation	(271,083)
Net cash provided by financing activities	353,917
Net increase in cash and cash equivalents	578,373
Cash and cash equivalents at beginning of year	2,858,086
Cash and cash equivalents at end of year	$ 3,436,459

The accompanying notes are an integral part of the financial statements.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS - Summit Brokerage Services, Inc. ("SBS" or the "Company") is a National Association of Securities Dealers ("NASD") member broker-dealer offering financial services to clients across the country through its network of approximately 85 independent branch offices as well as its one company-owned office.

CORPORATE REORGANIZATION - On February 26, 2004, the Company's shareholders approved a reorganization whereby Summit Brokerage Services, Inc. became a wholly-owned subsidiary of Summit Financial Services Group, Inc. ("SFSG" or the "Parent") (the "Reorganization"). In connection with the Reorganization, all of the shares and share equivalents of SBS, including all options, warrants and preferred stock, were converted into equivalent shares and share equivalents of SFSG. The post-Reorganization capitalization of SBS consists of a single share of outstanding common stock owned by SFSG.

CONSOLIDATION POLICY - The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's wholly owned subsidiaries include Summit Financial Group, Inc. (a registered investment advisor), SBS Insurance Agency of Florida, Inc. (an insurance business), and Summit Holding Group, Inc. Inter-company transactions and balances have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents.

DEPOSIT HELD AT CLEARING BROKERS - The Company has an interest-bearing reserve deposit with its clearing broker. The clearing broker requires deposits from all introducing brokers for whom they transact business.

COMMISSIONS RECEIVABLE - Based upon past experience and a review of the individual accounts, management believes the commissions receivable as of December 31, 2005 are fully collectible; accordingly, no allowance has been recorded.

SECURITIES OWNED, AT FAIR VALUE - Securities owned are valued at estimated fair value as determined by management. The resulting differences between cost and estimated fair value are included in the Consolidated Statement of Income and Loss.

PROPERTY AND EQUIPMENT - Property and equipment is stated at cost. Depreciation, for financial reporting purposes, is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 3 to 7 years.

COMMISSIONS REVENUE AND EXPENSES - Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its registered representatives. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the registered representatives based on a formal commission payout schedule maintained with each representative and/or branch licensee.

INCOME TAXES - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist primarily of taxes currently due plus deferred taxes related to net operating losses.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax may also be recognized for operating losses and tax credits that are available to offset future taxable income (See Note 8).

STOCK OPTIONS – The Company accounts for all option issuances in accordance with either Accounting Principles Board Opinion ("APB") No. 25 "Accounting for Stock Issued to Employees" (for those options issued to employees) or Statement of Financial Accounting Standards ("FAS") No. 123, "Accounting for Stock-Based Compensation" (for those options issued to non-employees). Although the Company has not issued any options subsequent to the Reorganization, SFSG has issued options to both employees and non-employees associated with SBS. Any expense that SFSG is required to recognize under either APB No. 25 or FAS No. 123 as a result of its issuing options to persons associated with SBS is recorded by SBS. Where a charge is related to options issued to employees, the expense is included within the caption entitled Employee Compensation and Benefits in the accompanying Consolidated Statements of Income and Loss. Where a charge is related to options issued to non-employees, the expense is included within the same statements under the caption entitled Professional Expenses. See Note 6 – Stock Options and Warrants.

The Company accounts for stock options issued to employees in accordance with APB No. 25, "Accounting for Stock Issued to Employees." If options are granted to employees for services and other consideration with an exercise price below the fair market value of the common stock on the date of grant, the difference between the fair market value and the exercise price is charged to either stock-based compensation expense (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Any amounts charged to unearned stock compensation are amortized ratably over the period(s) in which the options are earned, which in general is the vesting period. Stock-based compensation expense and amortization of unearned stock compensation related to employees are included within the caption entitled Employee Compensation and Benefits in the accompanying Consolidated Statement of Income and Loss.

The Company accounts for stock options issued to non-employees in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"). FAS 123 requires that options granted for services are to be recorded at fair market value at the date of grant, regardless of the exercise price of the options. The Company determines fair market value by using the Black-Scholes option pricing model. The fair market value is then charged to stock-based compensation (where the options are issued for services previously performed) or unearned stock compensation (where the options are issued for services to be performed in the future). Any amounts charged to unearned stock compensation are amortized ratably over the period(s) in which the options are earned, which in general is the vesting period. Stock-based compensation and any amortization of unearned stock compensation related to non-employees are included within the caption entitled Professional Expenses in the accompanying Consolidated Statements of Income and Loss. To the extent many of the Company's registered representatives are independent, they are therefore considered non-employees for purposes of accounting for stock option activity.

FAS 123 requires the Company to provide pro forma information regarding net income (loss) as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in FAS 123 (see Note 6).

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*Continued*)

New Accounting Standards

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47 (FIN 47) to clarify the guidance included in SFAS No. 143, "Accounting for Asset Retirement Obligations." FIN 47 requires companies to recognize a liability for the fair value of a legal obligation to perform asset retirement activities that are conditional on a future event if the amount can be reasonably estimated. If amounts cannot be reasonably estimated, certain disclosures will be required about the unrecognized asset retirement obligations. FIN 47 was adopted by the Company in 2005. Adoption of this statement did not have a material impact on the Company's consolidated financial position.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment," which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and amends SFAS No. 95, "Statement of Cash Flows." Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

In April 2005, the Securities and Exchange Commission amended the effective date of SFAS No. 123(R) to the first period of the first fiscal year beginning after June 15, 2005. The Company is required to adopt SFAS No. 123(R) on January 1, 2006. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods: (1) a "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date; or (2) a "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate all prior periods presented based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures. The Company plans to adopt SFAS No. 123(R) using the modified-prospective method.

As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)'s fair value method could have a significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of the standards would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net earnings.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections - a replacement of APB No. 20 and SFAS No. 3." The pronouncement requires that all voluntary changes in accounting principle be reported by retrospectively applying the principle to all prior periods that are presented in the financial statements. The statement is effective for fiscal years beginning after December 15, 2005. The Company's financial position, results of operations or cash flows will only be impacted by SFAS No. 154 if it implements changes in accounting principles that are addressed by the standard or corrects accounting errors in future periods.

ESTIMATES - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

and expenses during the reporting period. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which is not determinable until such litigation has been settled. Actual results could differ from those estimates.

RECLASSIFICATIONS - Certain amounts from the prior year have been reclassified to conform to the current-year presentation. These reclassifications had no impact on the reported net loss from 2004.

NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2005:

Computer systems and software	$ 103,248
Equipment and furniture	6,000
Other	591
Total	109,839
Less: accumulated depreciation	(44,021)
Total property and equipment, net	$ 65,818

Depreciation expense was $20,155 for the year ended December 31, 2005.

NOTE 3 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2005:

Accounts payable	$ 517,413
Accrued expenses and other accrued liabilities	602,241
Accrued wages and other	107,164
	$ 1,226,818

NOTE 4 – GOODWILL AND CUSTOMER LIST

On January 2, 2003, the Company acquired, in an asset purchase agreement, the Boca Raton Branch of Wachovia Securities Financial Network, Inc. (the "Branch"). The purchase price was approximately $1,800,000, payable to Wachovia over four years. The purchase price is being paid by SBS in periodic payments over the four-year period commencing January 2003. The continuous employment of all of the representatives was not guaranteed; however, for certain representatives who did not maintain employment with the Company through the period ending January 2, 2005, a pro-rata adjustment was made to the purchase price.

Based upon management's estimates, the original purchase price, including transaction costs, has been allocated as follows: Customer list - $1,142,000; Goodwill - $532,000; Equipment - $6,000; imputed interest - $176,000. Customer list is being amortized over its estimated beneficial life of six years. Amortization of customer list for the year ended December 31, 2005 was approximately $180,000. Imputed interest is presented as a discount on the note payable and is being amortized over the life of the loan, at 5.25%, using the effective-interest method. Amortization of imputed interest for the year ended December 31, 2005 was $35,000. As of December 31, 2005, Note payable, net, consisted of the following:

Non-interest bearing acquisition note	$620,610
Unamortized imputed interest at 5.25%	(9,323)
Note payable, net	$611,287

NOTE 4 – GOODWILL AND CUSTOMER LIST *(Continued)*

Future minimum principal payments on the note are as follows:

Year Ending December 31,	Minimum Payment
2006	$ 575,465
2007	$ 45,145

Future amortization of customer list is as follows:

Year Ending December 31,	Amount
2006	$ 180,000
2007	$ 180,000
2008	$ 180,000

As of the date of the acquisition, there were no contingent considerations that needed to be recorded in accordance with SFAS No. 141. The Company anticipates this goodwill to be fully deductible for tax purposes over fifteen years.

In accordance with FAS No. 142, "Goodwill and Other Intangible Assets," the customer list and goodwill are reviewed for impairment, with the Company recording such adjustments, if any, that are deemed appropriate. As of December 31, 2005, management believes that all such adjustments have been recorded.

NOTE 5 - COMMON STOCK

As a result of the Reorganization, SFSG cancelled during 2004 all of the outstanding shares of common stock and other equity instruments in SBS. The capital structure of SBS is currently comprised of a single share of common stock, which share was issued to the Parent upon the Reorganization.

NOTE 6 - STOCK OPTIONS AND WARRANTS

The Company accounts for all option issuances (including those issued by SFSG to both employees and non-employees of SBS on behalf of SBS) in accordance with either APB No. 25 (for those options issued to employees) or FAS No. 123, "Accounting for Stock-Based Compensation" (for those options issued to non-employees). In connection therewith, the Company either records an expense in the current period equal to the intrinsic value of the employee options issued, or amortizes the intrinsic value of the issued option over its vesting period. Subsequent to the Reorganization, however, the Company has not issued any options. Rather, all options required to be issued to employees and non-employees of SBS have been issued by the Parent. Any expense that the Parent is required to recognize under either APB No. 25 or FAS No. 123 related to these issuances is recorded by the Company. Where the charge is related to options issued to employees, the expense is included within the caption entitled Employee Compensation and Benefits in the accompanying Consolidated Statements of Income and Loss. Where the charge is related to options issued to non-employees, the expense is included within the same statements under the caption entitled Professional Expenses.

In connection with the Reorganization, all of the outstanding options and warrants to acquire shares in SBS were cancelled, with the option holders being issued options and warrants to acquire equivalent shares in SFSG; accordingly, subsequent to the date of the Reorganization, the Company has no outstanding options or warrants.

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

During 2005, SFSG, of behalf of the Company, issued, in the aggregate, options to non-employees entitling the holders thereof to purchase up to 942,910 shares with a fair market value of approximately $135,000. As a result of these issuances, as well as issuances prior to 2005, the Company recognized a net expense equal to $37,689. During 2005, SFSG issued on behalf of the Company options to employees entitling the holders thereof to purchase up to 705,859 shares, which issuances were recorded at their intrinsic value of $0.00. For the year ended December 31, 2005, the Company recognized a net expense equal $217,359 related to the amortization of unearned stock based compensation to employees.

Certain non-employees and employees discontinued providing services or employment with the Company for which unearned compensation was being expensed. The Company's (and SFSG's) policy states that upon disengagement with the Company, all vested options must be exercised within 90 days or the options become forfeited. If the options are forfeited for which expense has been previously recorded, the Company recaptures the expense in the current period. For the year ended December 31, 2005, options covering 632,429 shares were forfeited and $60,637 of amortization expense was recaptured for non-employees. For the year ended December 31, 2005, options covering 280,970 shares were forfeited and $25,729 of amortization expense was recaptured for employees.

Stock option activity during 2005 was as follows (which represents options issued by SFSG for employees and non-employees of the Company):

	Number of Options	Weighted average Exercise Price
Outstanding at December 31, 2004	12,192,656	$ 0.39
Granted	1,648,769	$ 0.29
Forfeited	(913,399)	$ 0.67
Outstanding at December 31, 2005	12,928,029	$ 0.35

As of December 31, 2005, there were currently exercisable options outstanding allowing the holders thereof to purchase approximately 8.2 million shares of common stock at a weighted average exercise price of approximately $.31 per share. The exercise prices for outstanding, as well as currently exercisable, options range from $.10 to $2.50.

During 2003, the Company issued warrants entitling the holders thereof to acquire up to 1,478,000 shares of common stock at a price of $0.30 per share. These warrants are exercisable for a period of five years and have expiration dates ranging from March 18, 2008 to April 11, 2008. In connection with the Reorganization, these warrants were cancelled and reissued by SFSG.

For purposes of valuing options in accordance with APB No. 25 as well as FAS 123, the Company (and SFSG subsequent to the Reorganization) use the Black-Scholes option pricing model. For the year ended December 31, 2005, the following assumptions have been utilized:

	2005
Expected life (in years)	1.0 - 10.0
Risk-free interest rate	6.0%
Volatility	48%
Dividend yield	0.0%

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price

NOTE 6 - STOCK OPTIONS AND WARRANTS *(Continued)*

volatility. Because the Company's options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

For purposes of pro forma disclosures, the estimated fair value of the options and warrants is amortized to expense over the options' and warrants' vesting periods. The Company's pro forma information is as follows:

	2005
Net loss, as reported	$ (185,380)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(323,364)
Pro forma net loss	$ (508,744)

The effects on pro forma disclosures of applying FAS 123 are not necessarily indicative of the effects on pro forma disclosures of future years.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company currently leases office space under three operating leases. Under these leases, the Company occupies approximately 13,700 square feet of office space in four suites within the same building in Boca Raton, Florida. On June 25, 2003, the Company entered into two of these long-term leases for spaces totaling approximately 6,300 square feet of space. These leases, which both commenced on February 1, 2004 and expire on January 31, 2009, provide for monthly base rent totaling $9,432, plus the Company's pro-rata share of common area expenses.

On March 22, 2005, the Company entered into an additional long-term lease for spaces totaling approximately 7,400 square feet of space. The lease, which commenced on February 1, 2005 and expires on January 31, 2010, provides for monthly base rent in the amount of $12,500, plus the Company's pro-rata share of common area expenses as well as management fees. The lease allows for a remodeling allowance of $38,850, which has been applied as a credit to reduce rent payments made during the first six months of the lease's effective period. This credit is being amortized over the term of the lease as a reduction to the amount of rent expense accrued.

The minimum rent payments due under the Company's three operating leases (based only on the base rent, without regarding to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2006	$ 286,000
2007	$ 291,000
2008	$ 287,000
2009	$ 166,000
2010	$ 13,000
Thereafter	$ -

NOTE 7 - COMMITMENTS AND CONTINGENCIES *(Continued)*

Total rent expense, including month-to-month leases for the year ending December 31, 2005 was $422,322.

Legal Proceedings

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management has provided an accrual for estimated probable losses that could result from these matters. Management believes that the range of potential net losses resulting from these proceedings in excess of the accrued amount, if any, will not be material to the Company's financial position or results of operations.

The Company is a registered broker-dealer and as such is subject to the continual scrutiny of those who regulate its industry, including the NASD, the United States Securities and Exchange Commission and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. The Company has been notified by the NASD of such alleged violations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Natural Disasters

The Company's operations are located in an area that has been, and will potentially be, affected by tropical storms. For both 2004 and 2005, some portion of the Company's operations were impacted by such storms. Although the Company maintains business interruption insurance, and has filed claims related to storms in both 2004 and 2005, there can be no assurance that, in the future, the amount of such proceeds will be sufficient to offset any losses incurred. The Company does not reserve any amounts for such contingencies.

NOTE 8 - INCOME TAXES

Due to the net operating losses and valuation allowance, there was no provision for either federal or state income taxes for the year ended December 31, 2005.

Deferred tax assets and their approximate tax effect totaled $947,000 at December 31, 2005. The significant components of the deferred tax assets were comprised of net operating losses of approximately $584,000, amortization of stock compensation of approximately $167,000, and allowances and other items aggregating approximately $181,000 for the year ended December 31, 2005.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has established a valuation allowance for the entire deferred tax asset.

The valuation allowance decreased by approximately $10,000 for the year ended December 31, 2005.

The Company has net operating loss carryforwards of approximately $2,995,745 for federal and state income tax purposes. These loss carryforwards expire in various years through 2023. The utilization of the Company's net operating loss carryforwards may be severely limited under Sec. 382 of the Internal Revenue Code in the event that a change of ownership has occurred. SBS is included in the consolidated tax return filed by SFSG. Income taxes are allocated to SBS as if it filed a separate return on a stand-alone basis.

NOTE 8 - INCOME TAXES *(Continued)*

The Company's effective tax rate differs from the statutory federal income tax rate due to the following:

	December 31, 2005
Tax at statutory rate	34%
Increase (decrease) resulting from:	
Effect of reducing federal corporate tax rate to the lowest tax bracket due to recurring losses incurred by the Company	(19%)
Effect of state income tax	5%
Effect of non-deductibility of amortization of intangibles	(7%)
Effect of other items	(13%)
Effective tax rate	-

NOTE 9 - CONCENTRATIONS OF CREDIT RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, commissions receivable and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

All financial instruments are carried at amounts that approximate fair value because of the short maturity of these instruments.

NOTE 10 - RELATED-PARTY TRANSACTIONS

During 2005, the Company paid legal fees, dividends and certain other costs on behalf of SFSG in the amount of $77,823. During 2005, the Company received from SFSG a capital contribution in the form of cash in the amount of $625,000, as well as a capital contribution of $135,396 in the form of contributed equity in SFSG, which amount represents the earned portion of those options issued by SFSG for the benefit of persons associated with the Company.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with a clearing broker and has fully disclosed all of its customer accounts to this broker.

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain at least $250,000 in net capital. The rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2005, the Company had net capital of $1.1 million and the Company's aggregate indebtedness to net capital ratio was 2.5 to 1.

NOTE 12 - OFF BALANCE SHEET RISK

Included in the Company's clearing agreement with its clearing broker is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker to the extent of the net loss on the unsettled trade. At December 31, 2005, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

SUPPLEMENTAL INFORMATION

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2005

Net Capital		
Total consolidated stockholder's equity	$	2,964,791
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable		186,759
Other receivables		261,986
Prepaid expenses		290,532
Property and equipment, net		65,818
Other Assets		9,323
Goodwill and customer list, net		1,040,440
Net capital prior to haircuts		1,109,933
Haircuts		2,315
Net capital	$	1,107,798
Aggregate Indebtedness		
Items included in consolidated statement of financial condition		
Accrued payable and accrued expenses	$	1,222,530
Accrued commissions expense		951,988
Due to brokers / dealers		7,157
Note payable (gross)		620,610
Total aggregate indebtedness	$	2,802,285
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	250,000
Excess net capital at 1,500 percent	$	920,979
Excess net capital at 1,000 percent	$	827,570
Ratio: Aggregate indebtedness to net capital		2.53 to 1

SUMMIT BROKERAGE SERVICES, INC. AND SUBSIDIARIES

Schedule I
(continued)

Reconciliation Pursuant to Rule 17a-5(d)(4) of the
Securities and Exchange Commission
As of December 31, 2005

Reconciliation with the Company's net capital requirement computation (included in Part II of Form X-17A-5 as of December 31, 2005):

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$	1,282,459
Audit adjustments and reclassifications:		
Increase in accounts payable and accrued expenses		(165,794)
Increase in commissions payable		(8,867)
Net audit adjustment		(174,661)
Net capital, as adjusted	$	1,107,798

REPORT OF INDEPENDENT CERTIFIED PUBLIC

MOORE STEPHENS
LOVELACE, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Shareholder
Summit Brokerage Services, Inc. and Subsidiaries
Boca Raton, Florida

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Summit Brokerage Services, Inc. and Subsidiaries (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences as required by Rule 17a-13.

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors and Shareholder
Summit Brokerage Services, Inc. and Subsidiaries

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes, in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Moore Stephens Lovelace, P.A.

Moore Stephens Lovelace, P.A.
Certified Public Accountants

Orlando, Florida
February 10, 2006